

Exhibit 99.2

nLIGHT

# Earnings Presentation

## Q4 2022

February 23, 2023

# Safe Harbor Statement

Certain statements in this release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Words such as "outlook," "guidance," "expects," "intends," "projects," "plans," "believes," "estimates," "targets," "anticipates," and similar expressions may identify these forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding expected revenues, gross margin, and Adjusted EBITDA, and our business strategy and ability to grow our business, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements, including but not limited to our ability to compete successfully in the markets for our products; changes in the markets we serve or in the global economy; our ability to increase our volumes and decrease our costs to offset potential declines in the average selling prices of our products; rapid technological changes in the markets that we participate in; our ability to develop and maintain products that can achieve market acceptance; our ability to generate sufficient revenues to achieve or maintain profitability in the future; our high levels of fixed costs and inventory and their effect on our gross profits and results of operations if demand for our products declines or we maintain excess inventory levels; widespread health crises, such as the COVID-19 pandemic, and their effect on our business, financial condition, or results of operations; our manufacturing capacity and operations and their suitability for future levels of demand; our reliance on a small number of customers for a significant portion of our revenues; our ability to manage risks associated with international customers and operations; the effect of government export and import controls on our ability to compete in international markets; our ability to protect our proprietary technology and intellectual property rights; fluctuations in our quarterly results of operations and other operating measures; and the effect on our business of claims, lawsuits, government investigations, other legal or regulatory proceedings, or commercial or contractual disputes that we are or may become involved in. Additional information concerning these and other factors can be found in nLIGHT's filings with the Securities and Exchange Commission (the "SEC"), including other risks, relevant factors and uncertainties identified in the "Risk Factors" section of nLIGHT's most recent Annual Report on Form 10-K or subsequent filings with the SEC. nLIGHT undertakes no obligation to update publicly or revise any forward-looking statements contained herein to reflect future events or developments, except as required by law.

This presentation includes certain non-GAAP financial measures as defined by the SEC rules, including Adjusted EBITDA, non-GAAP net income and non-GAAP net income per share (diluted). These non-GAAP financial measures are provided in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As required by Regulation G, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available in the appendix.

This presentation may also contain estimates, projections and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry and our business. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the accuracy and completeness of the information obtained by third parties included in this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products, solutions and services of nLIGHT, Inc.

# nLIGHT 2022 Business Highlights

- **2022 Revenue |** continued transition of business model
  - Total revenue declined 10% to $242M as China revenue declined 62% to less than 10% of revenue
  - US Government funded development revenue declined 23% to $49M due to timing of programs
  - Product revenue outside of China grew 14% to a record $171M

- **Markets |** progress in key opportunities outside of China
  - *Microfabrication*: 11% y-o-y growth to customers outside of China
  - *Industrial*: 27% y-o-y growth to customers outside of China; new product introductions in cutting, welding and additive
  - *Aerospace & Defense:* significant milestone in key Directed Energy programs;  well positioned for future opportunities

- **Operations |** progress to support long-term profitable growth
  - Qualified automated US manufacturing
  - Implemented new ERP system
  - Restructured organization to better align with market opportunities

*n* L I G H T



# **Vertically Integrated** | Chip through beam control

| Semiconductor Device | Semiconductor Fiber Coupled | Optical Fiber | Fiber Laser | Beam Control & Delivery |
| --- | --- | --- | --- | --- |

Percentages maynot sum to 100% due to rounding.

# **Revenue** | Record $221M of non-China revenue

## **Annual Revenue – Geography**
$ Millions

**Geography**
2022 vs. 2021 Change
-10%

**China**
-62%

**Non-China**
+3%

|  |  |
|------|-------|
| 2016 | $101 — China 38%, Non-China 62% |
| 2017 | $139 — China 40%, Non-China 60% |
| 2018 | $191 — China 37%, Non-China 63% |
| 2019 | $177 — China 36%, Non-China 64% |
| 2020 | $223 — China 32%, Non-China 68% |
| 2021 | $270 — China 20%, Non-China 80% |
| 2022 | $242 — China 9%, Non-China 91% |



Percentages may not sum to 100% due to rounding.

5

# Revenue | Non-China product growth increased 14% y-o-y

## Annual Revenue – Product, Development and China
$ Millions



**Market**
2022 vs. 2021 Change
-10%

**China**
-62%

**Development**
-23%

**Product (non-China)**
+14%

6

# Revenue | 93% of total revenue from non-China customers

## Quarterly Revenue – Geography
$ Millions



$75
$60
$45
$30
$15
$0
$22 $25 $26 $29 $30 $35 $37 $37 $42 $52 $51 $46 $42 $48 $44 $43 $43 $52 $62 $66 $61 $69 $72 $67 $64 $61 $60 $57
71% 59% 60% 60% 60% 57% 60% 62% 64% 54% 67% 68% 67% 62% 60% 65% 72% 59% 69% 72% 75% 73% 81% 89% 89% 92% 91% 93%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2016 2017 2018 2019 2020 2021 2022


**Geography**
Q4 ‘22 vs. Q4 ‘21 Change
-16%

**China**
-43%

**Non-China**
-13%

nLIGHT

Percentages may not total to 100 due to rounding

# Revenue | Focused on growing applications

## Annual Revenue – Market
$ Millions



**CAGR 16%**

**Market**
2022 vs. 2021 Change
-10%

**Microfabrication**
-11%
+11% Non-China
-51% China

**Industrial**
-4%
+27% Non-China
-70% China

**Aerospace/Defense**
-16%
 -4%   Products
 -23% Development

# Revenue | By end market

## Quarterly Revenue – By Market
$ Millions



**Market**
Q4 '22 vs. Q4 '21 Change
-16%

**Microfabrication**
-34%
-30% Non-China
-44% China

**Industrial**
+6%
+13% Non-China
- 40% China

**Aerospace/Defense**
-22%
-8%   Products
-32% Development

Percentages may not total to 100 due to rounding

# Financial Update

# Summary Financial Results | Revenue and Gross Margin

## Full Year and Q4
$ Millions; % of Revenue

|  | Q4 2021 | Q4 2022 | 2021 | 2022 |
|---|---|---|---|---|
| **Total Revenue** | **$67.5** | **$56.7** | **$270.1** | **$242.1** |
| Products Revenue | 50.9 | 45.4 | 206.2 | 192.7 |
| Development Revenue | 16.5 | 11.3 | 64.0 | 49.4 |
| **Gross Margin** | **26.6%** | **10.2%** | **28.6%** | **21.0%** |
| Products Margin | 33.1% | 10.8% | 35.6% | 24.6% |
| Development Margin | 6.5% | 7.8% | 6.2% | 7.0% |

*n* L I G H T

# Gross Margin | Product and Development

## Revenue and Gross Margin – Quarterly
$ Millions; % of Revenue



# Operating Expenses | R&D and SG&A

## Operating Expenses (Non-GAAP)
$ Millions; % of Revenue



Note: Excluding stock-based compensation expense, amortization of purchased intangibles and acquisition and integration-related costs. See Appendix for a reconciliation to GAAP operating expenses.

# Summary Financial Results | Profitability and Cash Flow

## Full Year and Q4
$ Millions;  % of Revenue

| | Q4 2021 | Q4 2022 | 2021 | 2022 |
|---|---|---|---|---|
| Net Income (Loss) | ($8.8) | ($22.7) | ($29.7) | ($54.6) |
| Non-GAAP Net Income (Loss)* | (0.2) | (12.3) | 10.7 | (22.3) |
| Net Income (Loss) Per Share (diluted) | (0.20) | (0.50) | (0.70) | (1.23) |
| Non-GAAP Net Income (Loss) Per Share (diluted)* | (.01) | (0.27) | 0.23 | (0.50) |
| Adjusted EBITDA (non-GAAP)* | 3.1 | (9.5) | 22.6 | (8.8) |
| Cash Flow from (used in) Operations | (10.1) | 0.0 | (7.4) | (14.5) |
| Capital Expenditures | (7.6) | (4.9) | (19.3) | (21.4) |

nLIGHT

* See Appendix for reconciliation to most directly comparable GAAP measure

# Strong Balance Sheet and Working Capital Management

**Cash and Debt Position ($M)**



**Accounts Receivable ($M) and Days Sales Outstanding (DSO)**



**Inventory ($M) and Days of Inventory (DOI)**



# **Outlook |** Q1 2023

- **Q1 2023 Revenues of $50 million to $56 million; midpoint of $53 million**
  - Laser Products: approximately $41 million at midpoint
  - Advanced Development: approximately $12 million at midpoint

- **Q1 2023 Gross Margin of 17% to 20%**
  - Laser Products: 20% to 24%
  - Advanced Development: approximately 7%

- **Q1 2023 Adjusted EBITDA of ($4) million to ($1) million**

nLIGHT

* We have not reconciled our outlook for Adjusted EBITDA because unrealized and realized foreign exchange gains and losses cannot be reasonably calculated or predicted nor can the probable significance be determined at this time. Accordingly, a reconciliation is not available without unreasonable effort.

# Appendix

# **Supplemental Information |** Revenue and Gross Margin

| nLight, Inc.<br>(in thousands, except per share data) | 2018 | | | | | 2019 | | | | | 2020 | | | | | 2021 | | | | | 2022 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Totals | Q1 | Q2 | Q3 | Q4 | Totals | Q1 | Q2 | Q3 | Q4 | Totals | Q1 | Q2 | Q3 | Q4 | Totals | Q1 | Q2 | Q3 | Q4 | Totals |
| Revenue: | | | | | | | | | | | | | | | | | | | | | | | | | |
| Products | $ 42,467 | $ 51,705 | $ 51,025 | $ 46,162 | $ 191,359 | $ 41,861 | $ 48,048 | $ 43,814 | $ 40,336 | $ 174,059 | $ 36,930 | $ 45,104 | $ 51,117 | $ 51,690 | $ 184,841 | $ 47,335 | $ 53,561 | $ 54,393 | $ 50,906 | $ 206,195 | $ 51,061 | $ 48,180 | $ 48,042 | $ 45,375 | $ 192,658 |
| Development | - | - | - | - | - | - | - | - | 2,560 | 2,560 | 6,285 | 7,034 | 10,615 | 14,014 | 37,948 | 14,010 | 15,552 | 17,842 | 16,547 | 63,951 | 13,398 | 12,647 | 12,051 | 11,304 | 49,400 |
| Total revenue | 42,467 | 51,705 | 51,025 | 46,162 | 191,359 | 41,861 | 48,048 | 43,814 | 42,896 | 176,619 | 43,215 | 52,138 | 61,732 | 65,704 | 222,789 | 61,345 | 69,113 | 72,235 | 67,453 | 270,146 | 64,459 | 60,827 | 60,093 | 56,679 | 242,058 |
| Cost of revenue: | | | | | | | | | | | | | | | | | | | | | | | | | |
| Products | 27,738 | 34,026 | 32,978 | 29,656 | 124,398 | 28,347 | 32,177 | 30,852 | 30,637 | 122,013 | 27,900 | 32,597 | 34,645 | 33,113 | 128,255 | 30,395 | 34,240 | 34,193 | 34,039 | 132,867 | 35,768 | 33,683 | 34,750 | 40,471 | 145,272 |
| Development | - | - | - | - | - | - | - | - | 2,267 | 2,267 | 5,814 | 6,485 | 9,927 | 12,944 | 35,170 | 13,305 | 14,548 | 16,647 | 15,472 | 59,972 | 12,514 | 11,759 | 11,267 | 10,425 | 45,965 |
| Total cost of revenue | 27,738 | 34,026 | 32,978 | 29,656 | 124,398 | 28,347 | 32,177 | 30,852 | 32,904 | 124,280 | 33,714 | 39,082 | 44,572 | 46,057 | 163,425 | 43,700 | 48,788 | 50,840 | 49,511 | 192,839 | 48,282 | 45,442 | 46,017 | 50,896 | 191,237 |
| Gross profit: | | | | | | | | | | | | | | | | | | | | | | | | | |
| Products | 14,729 | 17,679 | 18,047 | 16,506 | 66,961 | 13,514 | 15,871 | 12,962 | 9,699 | 52,046 | 9,030 | 12,507 | 16,472 | 18,577 | 56,586 | 16,940 | 19,321 | 20,200 | 16,867 | 73,328 | 15,293 | 14,497 | 13,292 | 4,904 | 47,386 |
| Development | - | - | - | - | - | - | - | - | 293 | 293 | 471 | 549 | 688 | 1,070 | 2,778 | 705 | 1,004 | 1,195 | 1,075 | 3,979 | 884 | 888 | 784 | 879 | 3,435 |
| Total gross profit | 14,729 | 17,679 | 18,047 | 16,506 | 66,961 | 13,514 | 15,871 | 12,962 | 9,992 | 52,339 | 9,501 | 13,056 | 17,160 | 19,647 | 59,364 | 17,645 | 20,325 | 21,395 | 17,942 | 77,307 | 16,177 | 15,385 | 14,076 | 5,783 | 50,821 |
| Gross margin: | | | | | | | | | | | | | | | | | | | | | | | | | |
| Products | 34.7 % | 34.2 % | 35.4 % | 35.8 % | 35.0 % | 32.3 % | 33.0 % | 29.6 % | 24.0 % | 29.9 % | 24.5 % | 27.7 % | 32.2 % | 35.9 % | 30.6 % | 35.8 % | 36.1 % | 37.1 % | 33.1 % | 35.6 % | 30.0 % | 30.1 % | 27.7 % | 10.8 % | 24.6 % |
| Development | - | - | - | - | - | - | - | - | 11.4 % | 11.4 % | 7.5 % | 7.8 % | 6.5 % | 7.6 % | 7.3 % | 5.0 % | 6.5 % | 6.7 % | 6.5 % | 6.2 % | 6.6 % | 7.0 % | 6.5 % | 7.8 % | 7.0 % |
| Total gross margin | 34.7 % | 34.2 % | 35.4 % | 35.8 % | 35.0 % | 32.3 % | 33.0 % | 29.6 % | 23.3 % | 29.6 % | 22.0 % | 25.0 % | 27.8 % | 29.9 % | 26.6 % | 28.8 % | 29.4 % | 29.6 % | 26.6 % | 28.6 % | 25.1 % | 25.3 % | 23.4 % | 10.2 % | 21.0 % |

nLIGHT

# GAAP to Non-GAAP Reconciliation | Operating Expenses

| nLight, Inc. | 2018 | | | | | 2019 | | | | | 2020 | | | | | 2021 | | | | | 2022 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (in thousands, except per share data) | Q1 | Q2 | Q3 | Q4 | Totals | Q1 | Q2 | Q3 | Q4 | Totals | Q1 | Q2 | Q3 | Q4 | Totals | Q1 | Q2 | Q3 | Q4 | Totals | Q1 | Q2 | Q3 | Q4 | Totals |
| GAAP research and development ("R&D") expense | $ 4,283 | $ 4,898 | $ 5,475 | $ 6,398 | $ 21,054 | $ 6,422 | $ 6,494 | $ 6,402 | $ 8,819 | $ 28,137 | $ 8,538 | $ 9,472 | $ 11,126 | $ 12,028 | $ 41,164 | $ 11,710 | $ 14,282 | $ 14,838 | $ 13,984 | $ 54,814 | $ 13,711 | $ 13,788 | $ 12,716 | $ 13,558 | $ 53,773 |
| Non-GAAP adjustments: | | | | | | | | | | | | | | | | | | | | | | | | | |
| Stock-based compensation in R&D | (25) | (200) | (513) | (555) | (1,293) | (558) | (711) | (424) | (1,606) | (3,299) | (1,782) | (2,275) | (2,545) | (3,101) | (9,703) | (2,918) | (3,708) | (3,782) | (3,025) | (13,433) | (3,122) | (3,117) | (3,169) | (2,267) | (11,675) |
| Amortization of purchased intangibles | - | - | - | - | - | - | - | - | (328) | (328) | (656) | (656) | (696) | (716) | (2,724) | (717) | (718) | (718) | (518) | (2,671) | (472) | (407) | (360) | (435) | (1,674) |
| Non-GAAP R&D expense | $ 4,258 | $ 4,698 | $ 4,962 | $ 5,843 | $ 19,761 | $ 5,864 | $ 5,783 | $ 5,978 | $ 6,885 | $ 24,510 | $ 6,100 | $ 6,541 | $ 7,885 | $ 8,211 | $ 28,737 | $ 8,075 | $ 9,856 | $ 10,338 | $ 10,441 | $ 38,710 | $ 10,117 | $ 10,264 | $ 9,187 | $ 10,856 | $ 40,424 |
| | | | | | | | | | | | | | | | | | | | | | | | | | |
| GAAP selling, general and administrative ("SG&A") expense | 6,239 | 7,232 | 7,483 | 7,890 | 28,844 | 8,144 | 8,572 | 7,257 | 10,139 | 34,111 | 7,700 | 9,633 | 10,010 | 11,905 | 39,248 | 11,714 | 15,057 | 13,316 | 12,623 | 52,710 | 10,775 | 11,914 | 13,741 | 11,828 | 48,258 |
| Non-GAAP adjustments: | | | | | | | | | | | | | | | | | | | | | | | | | |
| Stock-based compensation in SG&A | (115) | (544) | (1,207) | (1,190) | (3,056) | (1,142) | (1,403) | (315) | (2,370) | (5,230) | (1,636) | (3,423) | (3,633) | (5,448) | (14,140) | (4,645) | (7,349) | (5,550) | (4,238) | (21,782) | (2,722) | (2,879) | (3,614) | (3,190) | (12,405) |
| Acqusition and integration-related costs | - | - | - | - | - | - | - | - | (470) | (470) | (50.00) | - | - | - | (50) | - | - | - | - | - | - | - | - | - | - |
| Non-GAAP SG&A expense | $ 6,124 | $ 6,688 | $ 6,276 | $ 6,700 | $ 25,788 | $ 7,002 | $ 7,169 | $ 6,942 | $ 7,299 | $ 28,411 | $ 6,014 | $ 6,210 | $ 6,377 | $ 6,457 | $ 25,058 | $ 7,069 | $ 7,708 | $ 7,766 | $ 8,385 | $ 30,928 | $ 8,053 | $ 9,035 | $ 10,127 | $ 8,638 | $ 35,853 |

# GAAP to Non-GAAP Reconciliation | Adjusted EBITDA, Net Income and EPS

| nLight, Inc.<br>(in thousands, except per share data) | 2018 Q1 | 2018 Q2 | 2018 Q3 | 2018 Q4 | 2018 Total | 2019 Q1 | 2019 Q2 | 2019 Q3 | 2019 Q4 | 2019 Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Net income (loss) | $ 2,916 | $ 4,653 | $ 4,009 | $ 2,360 | **$ 13,938** | $ (1,235) | $ (155) | $ (778) | $ (10,716) | **$ (12,884)** |
| Adjustments: | | | | | | | | | | |
| Income tax expense (benefit) | 1,149 | 848 | 839 | 764 | **3,600** | 1,753 | 793 | 837 | 2,736 | **6,119** |
| Other (income) expense | (76) | 42 | 537 | (250) | **253** | (820) | 907 | (90) | (532) | **(535)** |
| Interest (income) expense, net | 219 | 6 | (298) | (655) | **(728)** | (750) | (740) | (665) | (454) | **(2,609)** |
| Depreciation and amortization | 1,946 | 2,172 | 2,194 | 1,976 | **8,288** | 2,212 | 2,269 | 2,313 | 2,770 | **9,564** |
| Stock-based compensation | 162 | 806 | 1,903 | 1,934 | **4,805** | 1,909 | 2,381 | 1,079 | 4,361 | **9,730** |
| Restructuring charges | | | | | | | | | | |
| **Adjusted EBITDA** | $ 6,316 | $ 8,527 | $ 9,184 | $ 6,129 | **$ 30,156** | $ 3,069 | $ 5,455 | $ 2,696 | $ (1,365) | **$ 9,855** |
| Net income (loss) | $ 2,916 | $ 4,653 | $ 4,009 | $ 2,360 | **$ 13,938** | $ (1,235) | $ (155) | $ (778) | $ (10,716) | **$ (12,884)** |
| Add back: | | | | | | | | | | |
| Stock-based compensation [(1)] | 162 | 806 | 1,903 | 1,934 | **4,805** | 1,909 | 2,381 | 1,079 | 4,361 | **9,730** |
| Valuation allowance on foreign deferred tax assets | - | - | - | - | **-** | - | - | - | 3,423 | **3,423** |
| Acquisition and integration-related costs | - | - | - | - | **-** | - | - | - | 470 | **470** |
| Amortization of purchased intangibles | - | - | - | - | **-** | - | - | - | 328 | **328** |
| Restructuring charges | | | | | | | | | | |
| **Non-GAAP net income (loss)** | $ 3,078 | $ 5,459 | $ 5,912 | $ 4,294 | **$ 18,743** | $ 674 | $ 2,226 | $ 301 | $ (2,134) | **$ 1,067** |
| GAAP weighted-average shares outstanding | 3,031 | 24,491 | 35,007 | 36,441 | **24,862** | 36,694 | 37,065 | 37,262 | 37,463 | **37,119** |
| stock | 24,642 | 7,940 | - | - | **8,056** | - | - | - | - | **-** |
| Participating securities | - | - | - | - | **-** | - | - | 444 | - | **319** |
| Non-GAAP weighted-average number of shares, basic | 27,673 | 32,431 | 35,007 | 36,441 | **32,918** | 36,694 | 37,065 | 37,706 | 37,463 | **37,438** |
| Dilutive effect of common stock equivalents | 4,492 | 5,265 | 5,325 | 4,798 | **5,097** | 4,585 | 4,391 | 4,016 | - | **4,360** |
| Non-GAAP weighted-average number of shares, diluted | 32,165 | 37,696 | 40,332 | 41,239 | **38,015** | 41,279 | 41,456 | 41,722 | 37,463 | **41,798** |
| Non-GAAP net income (loss) per share, basic | $ 0.11 | $ 0.17 | $ 0.17 | $ 0.12 | **$ 0.57** | $ 0.02 | $ 0.06 | $ 0.01 | $ (0.06) | **$ 0.03** |
| Non-GAAP net income (loss) per share, diluted | 0.10 | 0.14 | 0.15 | 0.10 | **0.49** | 0.02 | 0.05 | 0.01 | (0.06) | **0.03** |

| nLight, Inc.<br>(in thousands, except per share data) | 2020 Q1 | 2020 Q2 | 2020 Q3 | 2020 Q4 | 2020 Total | 2021 Q1 | 2021 Q2 | 2021 Q3 | 2021 Q4 | 2021 Total | 2022 Q1 | 2022 Q2 | 2022 Q3 | 2022 Q4 | 2022 Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net income (loss) | $ (7,475) | $ (6,830) | $ (2,110) | $ (4,517) | **$ (20,932)** | $ (6,149) | $ (7,890) | $ (6,880) | $ (8,750) | **$ (29,669)** | $ (8,622) | $ (10,342) | $ (12,955) | $ (22,659) | **$ (54,579)** |
| Adjustments: | | | | | | | | | | | | | | | |
| Income tax expense (benefit) | 905 | 418 | (1,485) | 502 | **340** | 322 | (1,038) | 203 | 138 | **(375)** | 343 | (10) | 110 | (99) | **344** |
| Other (income) expense | 116 | 298 | (477) | (315) | **(378)** | (26) | (118) | (102) | (90) | **(336)** | (29) | 106 | 31 | (446) | **(338)** |
| Interest (income) expense, net | (283) | 65 | 96 | 44 | **(78)** | 74 | 32 | 20 | 37 | **163** | (0) | (71) | (167) | (291) | **(529)** |
| Depreciation and amortization | 3,161 | 3,268 | 3,504 | 3,752 | **13,685** | 3,717 | 3,695 | 3,899 | 3,748 | **15,059** | 3,738 | 3,805 | 4,084 | 4,072 | **15,699** |
| Stock-based compensation | 3,763 | 6,037 | 6,683 | 8,981 | **25,464** | 8,054 | 11,606 | 10,072 | 7,988 | **37,720** | 6,553 | 6,680 | 7,495 | 6,029 | **26,757** |
| Restructuring charges | | | | | | - | - | - | - | **-** | - | - | - | 3,892 | **3,892** |
| **Adjusted EBITDA** | $ 237 | $ 3,256 | $ 6,211 | $ 8,447 | **$ 18,151** | $ 5,992 | $ 6,287 | $ 7,212 | $ 3,071 | **$ 22,562** | $ 1,982 | $ 168 | $ (1,402) | $ (9,502) | **$ (8,754)** |
| Net income (loss) | $ (7,475) | $ (6,830) | $ (2,110) | $ (4,517) | **$ (20,932)** | $ (6,149) | $ (7,890) | $ (6,880) | $ (8,750) | **$ (29,669)** | $ (8,622) | $ (10,342) | $ (12,955) | $ (22,659) | **$ (54,579)** |
| Add back: | | | | | | | | | | | | | | | |
| Stock-based compensation [(1)] | 3,763 | 6,037 | 6,683 | 8,981 | **25,464** | 8,054 | 11,606 | 10,072 | 7,988 | **37,720** | 6,553 | 6,680 | 7,495 | 6,029 | **26,757** |
| Valuation allowance on foreign deferred tax assets | - | - | - | - | **-** | - | - | - | - | **-** | - | - | - | | **-** |
| Acquisition and integration-related costs | 50 | - | - | - | **50** | - | - | - | - | **-** | - | - | - | | **-** |
| Amortization of purchased intangibles | 656 | 656 | 696 | 716 | **2,724** | 717 | 718 | 718 | 518 | **2,671** | 472 | 407 | 360 | 435 | **1,674** |
| Restructuring charges | | | | | | - | - | - | - | **-** | - | - | - | 3,892 | **3,892** |
| **Non-GAAP net income (loss)** | $ (3,006) | $ (137) | $ 5,269 | $ 5,180 | **$ 7,306** | $ 2,622 | $ 4,434 | $ 3,910 | $ (244) | **$ 10,722** | $ (1,597) | $ (3,255) | $ (5,100) | $ (12,303) | **$ (22,256)** |
| GAAP weighted-average shares outstanding | 37,846 | 38,177 | 38,558 | 38,877 | **38,367** | 40,048 | 42,313 | 42,884 | 43,277 | **42,142** | 43,655 | 44,178 | 44,786 | 45,039 | **44,436** |
| stock | - | - | - | - | **-** | - | - | - | - | **-** | - | - | - | - | **-** |
| Participating securities | - | - | 629 | 653 | **544** | 653 | 614 | 774 | - | **699** | - | - | - | - | **-** |
| Non-GAAP weighted-average number of shares, basic | 37,846 | 38,177 | 39,187 | 39,530 | **38,911** | 40,701 | 42,927 | 43,658 | 43,277 | **42,841** | 43,655 | 44,178 | 44,786 | 45,039 | **44,436** |
| Dilutive effect of common stock equivalents | - | - | 4,290 | 4,654 | **4,228** | 4,691 | 4,334 | 3,986 | - | **4,341** | - | - | | - | **-** |
| Non-GAAP weighted-average number of shares, diluted | 37,846 | 38,177 | 43,477 | 44,184 | **43,139** | 45,392 | 47,261 | 47,644 | 43,277 | **47,182** | 43,655 | 44,178 | 44,786 | 45,039 | **44,436** |
| Non-GAAP net income (loss) per share, basic | $ (0.08) | $ 0.00 | $ 0.13 | $ 0.13 | **$ 0.19** | $ 0.06 | $ 0.10 | $ 0.09 | $ (0.01) | **$ 0.25** | $ (0.04) | $ (0.07) | $ (0.11) | $ (0.27) | **$ (0.50)** |
| Non-GAAP net income (loss) per share, diluted | (0.08) | 0.00 | 0.12 | 0.12 | **0.17** | 0.06 | 0.09 | 0.08 | (0.01) | **0.23** | (0.04) | (0.07) | (0.11) | (0.27) | **(0.50)** |

nLIGHT

(1) There is no income tax effect related to the stock-based compensation, acquisition and integration-related costs, and amortization of purchased intangibles adjustments due to the full valuation allowance in the U.S.

# Supplemental Information | Key Revenue Metrics

| nLight, Inc. (in thousands, except per share data) | 2018 Q1 | Q2 | Q3 | Q4 | Totals | 2019 Q1 | Q2 | Q3 | Q4 | Totals | 2020 Q1 | Q2 | Q3 | Q4 | Totals | 2021 Q1 | Q2 | Q3 | Q4 | Totals | 2022 Q1 | Q2 | Q3 | Q4 | Totals |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenues by end market** | | | | | | | | | | | | | | | | | | | | | | | | | |
| Industrial | $ 19,146 | $ 25,251 | $ 20,890 | $ 17,476 | $ 82,762 | $ 18,124 | $ 20,920 | $ 18,977 | $ 18,647 | $ 76,669 | $ 15,990 | $ 22,630 | $ 21,880 | $ 23,978 | $ 84,478 | $ 21,400 | $ 24,907 | $ 26,737 | $ 21,751 | $ 94,795 | $ 23,996 | $ 21,899 | $ 22,217 | $ 22,986 | $ 91,098 |
| Microfabrication | 15,619 | 19,497 | 19,922 | 19,071 | 74,109 | 14,533 | 18,094 | 13,280 | 11,246 | 57,152 | 10,419 | 14,300 | 14,052 | 12,878 | 51,649 | 15,215 | 20,274 | 17,695 | 17,228 | 70,412 | 17,319 | 16,415 | 17,682 | 11,353 | 62,769 |
| Aerospace and defense | 7,703 | 6,957 | 10,213 | 9,615 | 34,488 | 9,204 | 9,034 | 11,556 | 13,003 | 42,798 | 16,806 | 15,208 | 25,800 | 28,848 | 86,662 | 24,730 | 23,932 | 27,803 | 28,474 | 104,939 | 23,144 | 22,513 | 20,194 | 22,340 | 88,191 |
| Total revenues | 42,467 | 51,705 | 51,025 | 46,162 | 191,359 | 41,861 | 48,048 | 43,814 | 42,896 | 176,619 | 43,215 | 52,138 | 61,732 | 65,704 | 222,789 | 61,345 | 69,113 | 72,235 | 67,453 | 270,146 | 64,459 | 60,827 | 60,093 | 56,679 | 242,058 |
| | | | | | | | | | | | | | | | | | | | | | | | | | |
| Industrial as % of total | 45 % | 49 % | 41 % | 38 % | 43 % | 43 % | 44 % | 43 % | 43 % | 43 % | 37 % | 43 % | 35 % | 36 % | 38 % | 35 % | 36 % | 37 % | 32 % | 35 % | 37 % | 36 % | 37 % | 41 % | 38 % |
| Microfabrication as % of total | 37 % | 38 % | 39 % | 41 % | 39 % | 35 % | 38 % | 30 % | 26 % | 32 % | 24 % | 27 % | 23 % | 20 % | 23 % | 25 % | 29 % | 25 % | 26 % | 26 % | 27 % | 27 % | 29 % | 20 % | 26 % |
| Aerospace and defense as % of total | 18 % | 13 % | 20 % | 21 % | 18 % | 22 % | 19 % | 26 % | 30 % | 24 % | 39 % | 29 % | 42 % | 44 % | 39 % | 40 % | 35 % | 38 % | 42 % | 39 % | 36 % | 37 % | 34 % | 39 % | 36 % |
| | | | | | | | | | | | | | | | | | | | | | | | | | |
| **Revenues by geography** | | | | | | | | | | | | | | | | | | | | | | | | | |
| North America | $ 16,109 | $ 16,101 | $ 20,101 | $ 18,052 | $ 70,362 | $ 15,697 | $ 17,899 | $ 16,249 | $ 17,217 | $ 67,062 | $ 21,046 | $ 20,494 | $ 31,384 | $ 34,700 | $ 107,624 | $ 31,134 | $ 33,095 | $ 37,430 | $ 41,573 | $ 143,232 | $ 35,144 | $ 35,682 | $ 32,793 | $ 33,835 | $ 137,454 |
| China | 15,212 | 23,923 | 16,683 | 14,720 | 70,538 | 13,725 | 18,444 | 17,519 | 14,883 | 64,573 | 12,042 | 21,495 | 19,186 | 18,159 | 70,882 | 15,577 | 18,759 | 13,709 | 7,401 | 55,446 | 7,139 | 4,672 | 5,230 | 4,246 | 21,287 |
| Rest of World | 11,146 | 11,682 | 14,241 | 13,390 | 50,459 | 12,438 | 11,705 | 10,045 | 10,795 | 44,985 | 10,127 | 10,149 | 11,162 | 12,845 | 44,283 | 14,634 | 17,259 | 21,096 | 18,479 | 71,468 | 22,176 | 20,473 | 22,070 | 18,598 | 83,317 |
| Total revenues | 42,467 | 51,705 | 51,025 | 46,162 | 191,359 | 41,861 | 48,048 | 43,814 | 42,896 | 176,619 | 43,215 | 52,138 | 61,732 | 65,704 | 222,789 | 61,345 | 69,113 | 72,235 | 67,453 | 270,146 | 64,459 | 60,827 | 60,093 | 56,679 | 242,058 |
| | | | | | | | | | | | | | | | | | | | | | | | | | |
| North America as % of total | 38 % | 31 % | 39 % | 39 % | 37 % | 37 % | 37 % | 37 % | 40 % | 38 % | 49 % | 39 % | 51 % | 53 % | 48 % | 51 % | 48 % | 52 % | 62 % | 53 % | 55 % | 59 % | 55 % | 60 % | 57 % |
| China as % of total | 36 % | 46 % | 33 % | 32 % | 37 % | 33 % | 38 % | 40 % | 35 % | 37 % | 28 % | 41 % | 31 % | 28 % | 32 % | 25 % | 27 % | 19 % | 11 % | 21 % | 11 % | 8 % | 9 % | 7 % | 9 % |
| Rest of World as % of total | 26 % | 23 % | 28 % | 29 % | 26 % | 30 % | 24 % | 23 % | 25 % | 25 % | 23 % | 19 % | 18 % | 20 % | 20 % | 24 % | 25 % | 29 % | 27 % | 26 % | 34 % | 34 % | 37 % | 33 % | 34 % |
| | | | | | | | | | | | | | | | | | | | | | | | | | |
| **Fiber laser revenue by power level** | | | | | | | | | | | | | | | | | | | | | | | | | |
| High-power (>= 6kW) | 17 % | 24 % | 30 % | 27 % | 24 % | 24 % | 35 % | 40 % | 47 % | 37 % | 49 % | 54 % | 58 % | 47 % | 52 % | 54 % | 51 % | 50 % | 40 % | 49 % | 39 % | 40 % | 31 % | 49 % | 40 % |
| Medium-power (2kW - 5kW) | 49 % | 44 % | 43 % | 51 % | 47 % | 57 % | 48 % | 39 % | 39 % | 45 % | 39 % | 35 % | 34 % | 39 % | 36 % | 29 % | 32 % | 23 % | 29 % | 28 % | 26 % | 19 % | 24 % | 21 % | 23 % |
| Low-power (< 2kW) | 34 % | 32 % | 27 % | 22 % | 29 % | 19 % | 17 % | 20 % | 14 % | 17 % | 12 % | 11 % | 8 % | 14 % | 11 % | 17 % | 17 % | 27 % | 31 % | 23 % | 35 % | 41 % | 45 % | 30 % | 38 % |

Note: Percentages may not total to 100 due to rounding.

# Supplemental Information | Revenue by power level

## Fiber Laser Revenue by Power - Quarterly
Percent of total fiber laser sales



Low Power < 2kW

Medium Power 2kW – 5kW

High Power >6kW

Note: Percentages may not total to 100 due to rounding.